[Reference Translation]

May 8, 2026

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Yoichi Miyazaki, Executive Vice President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning the Disposition of Treasury Stock

under the Restricted Stock Compensation Plan

We hereby inform, as set forth below, that, at the meeting of the Board of Directors held today (the “Resolution Date”), Toyota Motor Corporation (“TMC”) announces that it has decided to dispose of its treasury stock (the “Disposition of Treasury Stock”) as follows.

1. Outline of the Disposal

(1)	Payment date	June 30, 2026

(2)	Class and number of shares to be disposed	634,900 shares of common stock of TMC

(3)	Disposal price	2,978 yen per share

(4)	Total value of the disposal	1,890,732,200 yen

			Number of allottees	Number of shares

(5)	Recipients of the treasury stock to be disposed of (allottees of shares)	Members of the Board of Directors as of the payment date (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members)	3	511,400 shares
		Operating Officers of TMC who do not also serve as a member of the Board of Directors as of the date referred above	3	74,500 shares
		Members of the board of directors of subsidiaries of TMC as of the date referred above (excluding outside members of the board of directors and audit & supervisory committee members)	1	49,000 shares

(6)	Others	Regarding the Disposition of Treasury Stock, an Extraordinary Report in accordance with the Financial Instruments and Exchange Act has been filed.

2. Purposes and Reasons of the Disposal

TMC has resolved at the Meeting of the Board of Directors held on May 8, 2019 to newly introduce a restricted stock compensation plan (the “Plan”) for the members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors) and the Operating Officers of TMC who do not also serve as a member of the Board of Directors, to improve the medium- to long-term corporate value of TMC, and to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers.

At the 121st Ordinary General Meeting of Shareholders held on June 12, 2025, the shareholders approved, among other matters, TMC’s transition to a company with an Audit & Supervisory Committee, the establishment of a stock compensation with a maximum amount of up to 4.0 billion yen per year for the members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and a maximum of 4 million shares per year as the total number of restricted shares to be allotted.

Recently, from the perspective of promoting the execution of the medium- to long-term management plan on an integrated group basis under the shared philosophy common across the TMC Group, TMC has decided to expand the eligible persons under the Plan to include the members of the board of directors of certain subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) and the operating officers of certain subsidiaries of TMC who do not also serve as a member of the board of directors. Please note that, while the planned allottees in the Disposition of Treasury Stock include the members of the board of directors of subsidiaries of TMC, they do not include the operating officers of subsidiaries of TMC who do not also serve as a member of the board of directors.

3. Outline of the Plan and the allocation contract of the restricted stock (the “Allocation Contract”)

Eligible Persons

Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors

and

Members of the board of directors of certain subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) and operating officers of certain subsidiaries of TMC who do not also serve as a member of the board of directors.

Amount of the share compensation payable to each Eligible Person	Set each year considering factors such as corporate results, duties, and performance.

Type of shares to be allotted and method of allotment	Issuance or disposal of common shares (with transfer restrictions under an allotment agreement).

Amount to be paid for each share

Determined by the Board of Directors of TMC based on the closing price of TMC’s common shares on the Tokyo Stock Exchange on the business day prior to each resolution of the Board of Directors, within a range that is not particularly advantageous to the Eligible Persons.

Transfer restriction period	A period of between 3 and 50 years, as determined by the Board of Directors of TMC.

Conditions for removal of transfer restrictions

Members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors:

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the Eligible Person has will also be removed in the case of resignation from the position of member of the Board of Directors or an Operating Officer who does not also serve as a member of the Board of Directors of TMC due to expiration of the term of office or other legitimate reasons.

Members of the board of directors of certain subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) and operating officers of certain subsidiaries of TMC who do not also serve as a member of the board of directors:

Restrictions will be removed upon the expiration of the transfer restriction period.

However, restrictions on all of the allotted shares which the Eligible Person has will also be removed in the case of resignation from all of the following positions due to expiration of the term of office or other legitimate reasons: member of the board of directors of a TMC subsidiary, operating officer of a TMC subsidiary who does not also serve as a director, or member of the Board of Directors of TMC or Operating Officer of TMC who does not also serve as a member of the Board of Directors.

Gratis acquisition by TMC

TMC will naturally acquire at no cost all of the allotted shares for which the transfer restrictions have not been lifted at the time of the expiration of the transfer restriction period, or at the time of the lifting of the transfer restrictions stipulated. Other grounds for gratis acquisition shall be stipulated by the Allocation Contract of the restricted stock based on a resolution of the Board of Directors of TMC.

This time, after consideration of the objectives of the Plan, TMC’s business performance, the scope of duties of the Eligible Persons and various factors, TMC decided to pay a total amount of 1,890,732,200 yen in monetary compensation claims (the “Monetary Compensation Claims”) for the granting of 634,900 common shares of TMC (the “Number of Shares to Be Allotted”).

Based on the Plan, the 7 Eligible Persons who are the expected allottees of shares will pay in as property contributed in kind all the Monetary Compensation Claims and receive the disposal of common shares of TMC (the “Allotted Shares”) upon the Disposition of Treasury Stock, and the transfer restriction period is 50 years (June 30, 2026 - June 30, 2076).

In addition, with respect to the members of the Board of Directors of TMC (excluding Outside Members of the Board of Directors and Audit & Supervisory Committee Members) and Operating Officers of TMC who do not also serve as a member of the Board of Directors, the Allocation Contract contains a clawback provision stating that TMC can mandatorily recover the resulting overpaid portion of performance-based remuneration from incumbent or retired Eligible Persons who received such remuneration, if TMC is required, in connection with financial reporting requirements under applicable laws and regulations, to restate its past financial statements. Such clawback provision shall not apply to members of the board of directors of subsidiaries of TMC (excluding outside members of the board of directors and audit & supervisory committee members) or operating officers of subsidiaries of TMC who do not also serve as a member of the board of directors.

To prevent the transfer, creation of a security interest on, or disposal of the Allotted Shares for as long as the restrictions are in effect, the Eligible Persons deposit the Allotted Shares in dedicated accounts with Nomura Securities Co., Ltd. for the administration during the transfer restriction period.

4. Basis for calculating the amount to be paid for each share and other specific details

The Disposition of Treasury Stock to the expected allottees of shares will be made by way of in-kind contribution of the Monetary Compensation Claims paid for granting restricted shares under the Plan for TMC’s 122nd business term. To avoid issuing the shares based on arbitrary decisions on price, the closing price of the common shares of TMC on the Prime Market of the Tokyo Stock Exchange of 2,978 yen on May 7, 2026 (the business day immediately prior to the Resolution Date), is taken to be the disposal price. Since this was the market price immediately before the date of the resolution of the Board of Directors, it is believed to be reasonable and not to be particularly advantageous. In addition, the Number of Shares to Be Allotted were determined at the Executive Compensation Meeting held on April 23, 2026.

End of document